-FOR IMMEDIATE RELEASE-

ELRON’S COMPANIES - GIVEN IMAGING AND BRAINSGATE RECEIVE THE
WORLD ECONOMIC FORUM’S TECHNOLOGY PIONEER AWARD

Tel Aviv, Israel, January 24, 2007 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that two of its group companies, Given Imaging (NASDAQ &TASE: GIVN) and Brainsgate, both have been selected by the World Economic Forum to receive the prestigious Technology Pioneer Award for 2007. The Annual Meeting of World Economic Forum is now taking place in Davos, Switzerland.

In total, 47 Technology Pioneer winners from around the world were selected by a panel of leading technology experts from a list of 225 nominees identified by worldwide leading venture capital and technology companies.

To be nominated, a company has to be involved in developing life-changing technology innovation with potential for long-term impact on business and society, and in addition, it must demonstrate visionary leadership, show the signs of being a long-standing market leader – and its technology must be proven.

Previous Technology Pioneers have included Google, Napster, and Millennium Pharmaceuticals.

“We are very proud of both Given Imaging and Brainsgate for achieving this recognition”, said Doron Birger, President and CEO of Elron. “Our strategy is to invest in companies with breakthrough technologies which have the potential to become tomorrow’s leading companies. This recognition by the World Economic Forum is evidence of the quality of our group companies. We congratulate the management team and employees of both Given Imaging and Brainsgate for this outstanding achievement.”

About Given Imaging

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company's technology platform is the PillCam(TM) Platform, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient, a sensor array, data recorder and RAPID® software. Given Imaging has three commercially available capsules: the PillCam SB video capsule to visualize the entire small intestine which is currently marketed in the United States and in more than 50 other countries; the PillCam ESO video capsule to visualize the esophagus; and the Agile(TM) patency capsule to determine the free passage of the PillCam capsule in the GI tract. The PillCam COLON video capsule to visualize the colon has been cleared for marketing in the European Union, and multi-center clinical trials are underway in Europe and the U.S. A capsule to visualize the stomach is under development. More than 400,000 patients worldwide have benefited from the PillCam capsule endoscopy procedure. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Japan, Spain and Australia. For more information, visit http://www.givenimaging.com.

About BrainsGate

BrainsGate’s technology involves electrical stimulation of the Spheno-Palatine Ganglion (SPG), a nerve center located above the roof of the mouth. This stimulation causes blood vessels feeding the brain to dilate, thus supplying more blood to the brain. The SPG is easily accessible, using a needle-size device which is implanted in a minimally invasive, local anesthesia surgery, lasting approximately 15 minutes. The device can then be activated using an external system.

BriansGate's leading indication is treatment of acute ischemic stroke, where current treatments are effective only if given within 3 hours from stoke onset, resulting in 96% of patients receiving no treatment. BrainsGate's device can be implanted in patients up to 24 hours from stroke onset, thus widening the therapeutic window and making it relevant to practically all the patient population.

SPG stimulation is a general platform which can be used to treat a host of CNS related indications. Clinical testing of BrainsGate's system for the stroke application is ongoing in a multi-center, multi-national trial, with initial proof of efficacy expected in late 2007.

BrainsGate is a privately owned medical device startup company headquartered in Israel. Lead investors include Boston Scientific, Pitango Venture capital, Elron Electronic industries, Alice ventures and Infinity ventures. For more information please visit http://www.brainsgate.com.

About the World Economic Forum

The World Economic Forum (http://www.weforum.org), based in Geneva, Switzerland, is an independent organization committed to improving the state of the world. Funded by the contributions of 1,000 of the world's foremost corporations, the Forum acts in the spirit of entrepreneurship in the global public interest to further economic growth and social progress. The Forum serves its members and society by creating partnerships between and among business, political, intellectual and other leaders of society to define, discuss and advance key issues on the global agenda. Incorporated in 1971 as a foundation, the World Economic Forum is impartial and not-for-profit, and is tied to no political, partisan or national interests. In 1995 the Forum was awarded NGO consultative status with the Economic and Social Council of the United Nations.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).